USA VIDEO INTERACTIVE CORP.

February 22, 2002

02015707

SUPPL

02 MAR -6 AM 8:45

Securities and Exchange Commission
Office of International Finance
450 - 5th Street NW
Washington, D.C. 20549

FILE #82-1601

Dear Sir/Madam:

Re: USA Video Interactive Corp. (the *"Company"*)
<u>News Release</u>

Enclosed for your reference is a copy of the Company's recent News Release, which was delivered to an acceptable dissemination service with instructions for "Immediate Release".

Yours truly,

USA VIDEO INTERACTIVE CORP.

"Anton (Tony) J. Drescher"

Per:
Anton (Tony) J. Drescher
Director

PROCESSED
MAR 14 2002
THOMSON FINANCIAL

/cg
Encl.

dw 3/7

#507, 837 West Hastings Street
Vancouver, BC V6C 3N6

☎(604) 685-1017
Fax (604) 685-5777

USVO
USA VIDEO INTERACTIVE CORP.

Nationwide Mortgage Banking Company Selects Zmail and mediaClix™ for Internet Marketing Initiatives.

Mystic, Connecticut, February 22, 2002 – USA Video Interactive Corporation (OTCBB: **USVO**; CDNX: **US**; BSE/Frankfurt: **USF**; http://www.usvo.com/) announced today that it has completed a contract with Mortgage Lenders Network USA, Inc. www.mlnusa.com to deploy Zmail and mediaClix to increase its sales and brand awareness in the nationwide mortgage banking business.

Headquartered in Middletown Connecticut, Mortgage Lenders Network USA, Inc. is one of the largest providers of non-conforming mortgage and home equity financing in America and ranks as the sixth largest sub-server of non-conforming mortgages in the country.

"Mortgage Lenders Network's ability to build strategic relationships with companies like USVO that share our view of leveraging technology to increase market share, through the use of creative new products and services, is consistent with Mortgage Lenders Network's E-Commerce Business Model," said Michael S. Simeone, MLN's Senior Vice President and Chief Technology Officer.

"Our contract with Mortgage Lenders Network USA, Inc. moves USVO into an important new market," said Daniel E. Kinnaman, USVO's Senior Vice President of Sales & Marketing. "Using Zmail and mediaClix™ to target special messages and offers, customers in multiple vertical markets are realizing the enhanced ROI of our StreamHQ™ solutions. The mortgage banking business is a significant addition to our growing array of well-served markets. We're glad to be working with Mortgage Lenders Network USA, Inc. and look forward to helping them achieve excellent results."

About Mortgage Lenders USA, Inc.
Mortgage Lenders Network USA, Inc. was organized November 1996, and began operations in April 1997 as a nationwide mortgage banking company.

Mortgage Lenders Network is a privately held firm, based in Middletown, Connecticut, which specializes in providing mortgage and home equity financing to borrowers with impaired credit histories.

The Company's strategy is to offer competitive products and outstanding service at a low cost.